Frontier Nuclear and Minerals Announces 2026 Annual General Meeting Results

Winnipeg, Manitoba - August 26, 2026 - Frontier Nuclear and Minerals Inc. (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, announces the results of its 2026 Annual General & Special Meeting of shareholders (the "2026 Meeting"), which was held on August 25, 2026.  At the 2026 Meeting, the Company's shareholders:

(1) Fixed the number of the Company's directors at six (6) and duly elected each of the nominees to the board of directors of Frontier

(2) Approved Nachum Labkowski, Peretz Schapiro, Shlomo Kievman, Joshua Girnum, Donal Carroll and Jack Wortzman as directors of Frontier;

(3) Approved the re-appointment of De Visser Gray LLP, Chartered Professional Accountants as Frontier's independent registered public accounting firm for the fiscal year ending June 30, 2026,

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in Ubaryon Pty. Ltd., a private Australian company developing next generation enrichment technology, and Kadmos Energy Services LLC, a private U.S. company developing small modular light water reactors.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc., the timing and outcome of drilling and any maiden mineral resource estimate for the Pine Ridge uranium project, the future of the Pine Ridge uranium project, anticipated uranium demand, U.S. federal nuclear policy and funding initiatives, and Frontier Nuclear and Minerals Inc.'s strategic positioning.  References to third-party statements, including industry estimates of future uranium demand and statements made by government agencies, are included for context and are not adopted by Frontier Nuclear and Minerals Inc. as projections of its own results.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@frontiernuclear.com
fw@frontiernuclear.com	www.frontiernuclear.com